
Mail Stop 3561

April 24, 2009

Dov Charney
President and Chief Executive Officer
747 Warehouse Street
Los Angeles, California 90021-1106

> **Re: American Apparel, Inc.**
> **Schedule 14A Proxy Statement**
> **Filed April 17, 2009**
> **File No. 001-32697**

Dear Mr. Charney:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please respond within the time frame set forth below. Please understand that after our review of all your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal 3, page 14

1. It appears that significant dilution to existing shareholders could occur as a result of exercise of the Lion Warrant. Please quantify the approximate amount of dilution to existing shareholders. For example, please disclose the dilution percentage that would result from exercise of the Lion Warrant if your market share price declined to $1.92 per share and you issued 50,000,000 shares at a price of $0.50 per share, given your current number of outstanding shares.

Summary Compensation Table, page 37

2. Item 402 of Regulation S-K requires disclosure of any individual who served as PEO or PFO during the last completed fiscal year and the three most highly compensated executive officers, other than the PEO or PFO. We note that you

have only included the two most highly compensated executive officers. We also note that Morris Charney, President of two wholly-owned subsidiaries, received consulting compensation and a C$1 million bonus for contributions to the Company. Please explain why you did not include Morris Charney in the Summary Compensation Table and the Executive Compensation section as a whole, or revise the disclosure accordingly. We direct you to the definition of "Executive Officer" in Section 3b-7 of the Exchange Act Rules, which indicates that executive officers of subsidiaries may be deemed executive officers of the company if they perform such policy making functions for the registrant.

* * * * *

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Dana Brown at (202) 551-3859 or Pamela Howell at (202) 551-3357 if you have questions regarding these comments.

Sincerely,

John Reynolds
Assistant Director

cc: Glenn A. Weinman
       Fax: (213) 201-3048